April 29, 2010

Peter J. Meier
Chief Financial Officer
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

Re: Alliance Bancorp, Inc. of Pennsylvania
   Form 10-K for December 31, 2009
   File Number 1-33189

Dear Mr. Meier:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 10. Directors, Executive Officers, and Corporate Governance

1.   Please tell us the analysis behind the board's conclusion that no disclosure is required pursuant to Item 402(s) of Regulation S-K.

2.   In future filings, please include the disclosure regarding consideration of diversity. See Item 407(c)(2)(vi).

Item 13. Certain Relationships

3.   Please confirm to us that the loans to management are made on substantially the same
        terms as those for comparable transactions with persons not affiliated with the bank,
        or amend to provide the disclosure about such loans. In future filings, please track
        the relevant language provided in Item 403 of Regulation S-K.

                                        * * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide a
draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
                the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
                foreclose the Commission from taking any action with respect to the filing;
                and

        ·   the company may not assert staff comments as a defense in any proceeding
                initiated by the Commission or any person under the federal securities laws of
                the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX: Peter J. Meier
FAX number 610-359-6908